

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 27, 2011

<u>VIA U.S. Mail and Facsimile</u>

Marcia J. Hein
Chief Financial Officer
CPC of America, Inc.
5348 Vegas Drive, #89
Las Vegas, Nevada   89108

> **Re: CPC of America, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-24053**

Dear Ms. Hein:

We have reviewed your response dated May 20, 2011 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

1.   We note that in response to prior comments 1, 2, 3, 4 and 14 you plan to file an amendment to your Form 10-K. Please note that we may have further comments after we review the amendment.

Note 1. Organization and Summary of Significant Accounting Policies, page F-10

Intangibles and long-lived assets, page F-13

2.   Please reference your response to prior comment 6. Please tell us if your cash flow analysis of the MedClose device patents also includes cash flows associated with all future expenditures necessary to develop the patent, including interest payments that will be capitalized as part of the cost of the asset. Refer to FASB ASC 360-10-35-34.

Note 3. Convertible Notes, page F-16

3.   We see the table provided in response to prior comment 7. In your Form 10-K amendment, please include a narrative discussion of all of the pertinent rights and privileges of the convertible notes, including the conversion rates and terms consistent with ASC 470-10-50-5.

4.   Further to your response to prior comment 11, please address the following:

- Please tell us why you only considered the present value of the principal under the notes and not all cash flows, such as interest.

- Please tell us why you used a *risk free rate* of 1% to determine the fair value of the debt.

- Please explain why the fair value of the entire convertible debt would be equal to the present value of the principal amount plus the fair value of the conversion options less the embedded beneficial conversion feature. It appears that a holder would be required to either benefit from the instrument through the repayment of principal and interest or by converting the instrument to shares of your common stock. Also, explain why the difference between the fair value of the conversion feature less its intrinsic value (BCF) is the fair value.

- Please explain whether the old notes included a beneficial conversion feature. If the old notes included a beneficial conversion feature, discuss how you applied ASC 470-20-40-3.

5. Further to your response to prior comment 12, please show us your calculations for the fair value and how you determined that there was a debt premium of $157,413. Tell us the terms of the old and new debt instruments upon which you based these calculations.

6. Please expand your response to prior comment 14 to explain how you evaluated Item 601(B)(10) of Regulation S-K in determining that you did not need to file the other debt agreements.

Note 4. Shareholders' Equity (Deficit), page F-18

Stock options, page F-23

7. Please reference prior comment 16. It remains unclear to us how applying a 50% forfeiture rate to the grant of options would not result in a material difference in the compensation cost recognized. It appears from your response that you believe it was an error to apply a forfeiture rate to these options that were fully vested at the issuance date. Please explain the significant differences in the assumptions used in the old and new calculations.

Representation

8. As requested in our letter dated April 25, 2011, please provide a written statement *from the company* acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant